SEC

17006263

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY) ✓

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey P. Ogg CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 31 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russel B. Walcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA Securities, Inc., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section

AUG 3 1 2017

Washington DC
408

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF OHIO

BRIAN BUJNAK
Notary Public, State of Ohio
My Comm. Expires 06/26/2022
Recorded in Cuyahoga County

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2017 AUG -2 AM 11:13
SEC / TM

SKA Securities, Inc.
Financial Statements
For the Year ended June 30, 2017

SKA Securities, Inc.

June 30, 2017

TABLE OF CONTENTS

Independent Auditor's Report	3-4
Financial Statements:	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-11
Supplementary Information Pursuant to Rule Financial Reporting Based on an Audit 17a-5 Of the SEC Act of 1934	
Schedule I – Computation of Net Capital	13
Schedule II – Reconciliation of Audited Net Capital Computation	14
Customer Protection Rule (Rule 15c3-3) Exemption Report	15
Customer Protection Rule (Rule 15c3-3) Exemption Report Review Report	16

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
SKA Securities, Inc.

We have audited the accompanying financial statements of SKA Securities, Inc. (an Ohio corporation), which comprise the statement of financial condition as of June 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SKA Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SKA Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 13-14 has been subjected to audit procedures performed in conjunction with the audit of SKA Securities, Inc's financial statements. The supplemental

information is the responsibility of SKA Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jeffrey P. Opp, CPA LLC

Toledo, OH
July 20, 2017

SKA Securities, Inc.

Statement of Financial Condition

June 30, 2017

ASSETS

Current assets		
Cash in checking and savings accounts	$	51,576
Commissions receivable		4,206
Prepaid Income Taxes		1,222
Prepaid expenses		624
Total Current Assets		57,628
Property and Equipment		
Fixtures and Equipment		648
Less: Accumulated Depreciation		(405)
Total Property and Equipment		243
TOTAL ASSETS	$	57,871

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses	$	1,359
Deferred tax liability		611
Total Current Liabilities		1,970
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 500 shares issued and outstanding		500
Additional paid-in capital		16,500
Treasury Stock		(250)
Retained earnings		25,375
Current year earnings		13,776
Total Stockholders' Equity		55,901
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	57,871

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Income
For the twelve months ended June 30, 2017

Revenues		
Commission income, mutual funds	$ 56,906	
Pension plan administration	9,975	
College savings plans	3,852	
TOTAL REVENUES		$ 70,733
Cost of sales-commissions		3,341
GROSS PROFIT		67,392
Expenses		
Salaries and wages	11,155	
Rent	9,600	
Retirement plan contributions	690	
Payroll taxes	1,002	
Licenses and permits	1,030	
Audit fees	3,616	
Dues and subscriptions	1,625	
Office Expense	319	
Telephone	288	
Depreciation	130	
FINRA membership fees	2,215	
Registration Fees	310	
Insurance and workers compensation	1,646	
Outside Services	17,555	
		51,181
NET INCOME BEFORE INTEREST AND TAXES		16,211
Interest Income		17
Provision for income taxes, current		(2,278)
Provision for income taxes, deferred		(174)
NET INCOME		$ 13,776

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.

Statement of Changes in Stockholders' Equity

For the twelve months ended June 30, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders Equity
Balances at June 30, 2016	$ 500	$ 16,500	$ 25,375	$ -	$ 42,375
Net income	-	-	13,776	-	13,776
Treasury Stock Purchased	-	-	-	(250)	$ (250)
Balances at June 30, 2017	$ 500	$ 16,500	$ 39,151	$ (250)	$ 55,901

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.

Statement of Cash Flows

For the Twelve Months Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 13,776
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	130
Decrease in commissions receivable	3,018
Decrease in deposits	1
Increase in prepaid taxes	(1,222)
Increase in prepaid expenses	(2)
Decrease in FINRA account	110
Increase in deferred tax liability	173
Decrease in accrued expenses	(4,958)
Decrease in income tax payable	(492)
Total adjustments	(3,242)
NET CASH USED BY OPERATING ACTIVITIES	10,534
CASH FLOWS FROM FINANCING ACTIVITIES	
Treasury stock purchased	(250)
NET CASH USED BY FINANCING ACTIVITIES	(250)
NET INCREASE IN CASH	10,284
CASH AT BEGINNING OF YEAR	41,292
CASH AT END OF YEAR	$ 51,576
Income Taxes Paid	$ 3,000

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid at the end of the month for the current month.

NOTE 5 – LEASE OBLIGATIONS

The Company has a month-to-month lease for office space for a monthly rental of $800 per month.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space and shares administrative costs from a corporation that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2017 the Company had a net capital of $53,475, which was $48,475 in excess of the required net capital.

NOTE 8 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ (1,000)	$ 542
State	0	0
Local	(222)	69
	$ (1,222)	$ 611

NOTE 8 – INCOME TAX PROVISION (cont.)

Management has evaluated income tax position taken or expected to be taken, if any, on income tax returns filed and the likelihood that, upon examination by relevant jurisdictions, those income tax provisions would be sustained. Based on the results of this evaluation management determined there are no positions that necessitated disclosures and/or adjustments.

The income tax return filed is not subject to examination by U.S. federal tax authorities for tax years before 2012.

NOTE 9 – FAIR VALUE MEASUREMENTS

The Company's financial instruments consist primarily of cash, commissions receivable, and accounts payable. The carrying value of financial instruments are representative due to their short-term maturities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 20, 2017, which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2017

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I.	Computation of Net Capital Under Rule 153-c1
Schedule II.	Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
	Customer Protection Rule (Rule 15c3-3) Exemption Report

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2017

Net Capital		
Total Stockholders' Equity		$ 55,901
Deductions		
Nonallowable Assets		
Accounts receivable in excess of 30 days	337	
Prepaid expenses	1,846	
Net Property Plant and Equipment	243	2,426
Net capital		53,475
Required net capital		5,000
Excess net capital		$ 48,475

SKA Securities, Inc.
Schedule II
Reconcilliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of June 30, 2017

Net Capital per FOCUS Report	$ 53,475
Net Capital per audited financial statements	$ 53,475

S•K•A SECURITIES, INC.

July 11, 2017

SEC's Amended Financial Responsibility Rules for Broker-Dealers

Customer Protection Rule (Rule 15c3-3) Exemption Report:

SKA Securities, Inc. Claims an exemption from Rule 15c3-3 under provisions 15c3-3(k)(1) - Limited business (mutual funds and/or variable annuities only)

and

SKA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Russel B. Walcher
President

22725 FAIRVIEW CENTER DRIVE • SUITE 100 • FAIRVIEW PARK, OHIO 44126
(440)734-2960 • FAX (440)734-6740

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
SKA Securities, Inc.

We have reviewed management's statements, including the accompanying Exemption Report, in which SKA Securities, Inc. Identified the following provisions of 17 C.F.R 15c3-3(k) under which SKA Securities, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3: (1-Limited business(mutual funds or variable annuities only) (the "exemption provisions)" and SKA Securities, Inc. stated that SKA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SKA Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SKA Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jeffrey P. Ogg, CPA Ltd

Toledo, OH

July 20, 2017